UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to _________

Commission File Number 000-50128

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements And Supplemental Schedule

As of and for the Years Ended May 31, 2014 and 2013

And Report of Independent Registered Public Accounting Firm

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 10

SUPPLEMENTAL SCHEDULE
Schedule of Assets (Held at End of Year)	11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
Bank of North Carolina Savings and Profit Sharing Plan and Trust
High Point, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2014 and 2013, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of May 31, 2014, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raleigh, North Carolina
November 25, 2014

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

MAY 31, 2014 AND 2013

	2014	2013
ASSETS
Investments:
Common collective trust	$3,264,689	$2,439,250
Mutual funds	6,027,486	6,825,117
Pooled separate accounts	16,856,239	8,091,608
BNC Bancorp Stock	5,601,748	3,406,289
Total investments	31,750,162	20,762,264
Receivables:
Notes receivable from participants	1,122,654	764,095
Total receivables	1,122,654	764,095
Total Assets	32,872,816	21,526,359
LIABILITIES
Excess contributions payable	7,698	6,706
Total Liabilities	7,698	6,706
Net assets available for benefits at fair value	32,865,118	21,519,653
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(27,922)	(51,353)
Net Assets Available for Benefits	$32,837,196	$21,468,300

The accompanying notes to the financial statements are an integral part of this statement.

2

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED MAY 31, 2014 AND 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,218,320	$2,689,161
Interest and dividends	141,673	167,967
Total investment income	4,359,993	2,857,128
Interest income on notes receivable from participants	40,519	31,106
Contributions:
Participant contributions	2,748,851	2,257,737
Employer contributions	1,005,878	798,728
Rollover contributions	738,428	1,183,447
Total contributions	4,493,157	4,239,912
Transfer of assets from merged plan	4,779,161	868,348
Total additions	13,672,830	7,996,494
Deductions from net assets attributed to:
Benefits paid to participants	2,276,354	443,928
Administrative expenses	18,890	10,930
Corrective distributions	8,690	7,755
Total deductions	2,303,934	462,613
Net increase in net assets	11,368,896	7,533,881
Net assets available for benefits, beginning of year	21,468,300	13,934,419
Net assets available for benefits, end of year	$32,837,196	$21,468,300

The accompanying notes to the financial statements are an integral part of this statement.

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

MAY 31, 2014 AND 2013

Note 1 — Description of the plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of the Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. For the May 31, 2014 and 2013 Plan years, the Company made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6% of pre-tax compensation. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant Accounts - Each participant's account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of a participant’s account is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	—%
1	20%
2	40%
3	60%
4	80%
5 and beyond	100%

Payment of Benefits - Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59 ½ but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

Notes Receivable from Participants - The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a reasonable fixed rate of interest determined by the Loan Administrator. The interest rates vary from 4.25% to 9.25% during fiscal year 2014. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2014 and 2013, forfeited nonvested amounts totaled $103,715 and $21,722, respectively. During fiscal years 2014 and 2013, $32,655 and $73,949 of forfeited accounts, respectively, were used to reduce employer contributions and expenses.

Administrative Expenses - All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company. At May 31, 2014 and 2013, administrative expenses totaled $18,890 and $10,930, respectively.

Note 2 — Summary of significant accounting policies

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Excess Contributions Payable - The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits. These returned contributions are reported as a deductions from net assets on the Statements of Changes in Net Assets Available for Benefits.

Note 3 — Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at May 31:

	2014	2013
BNC Bancorp Stock,
330,290.198 shares and 315,105.532 shares, respectively	$5,601,748	$3,406,289
PIMCO Total Return R Fund,
0 units and 127,507.206 units, respectively	—	1,414,014
Principal Lifetime 2020 Separate Account
95,717.223 units and 0 units, respectively	2,094,152	—
Principal Stable Value Fund at contract value
181,171.846 units and 134,974.869 units, respectively (fair value $3,264,689 and $2,439,250, respectively)	3,236,767	2,387,987
Principal Large Cap S&P 500 Index Separate Account
23,478.960 units and 17,736.203 units, respectively	1,939,804	1,166,472
Principal Mid Cap S&P 400 Index Separate Account
43,733.464 units and 36,451.54 units, respectively	1,704,845	1,175,983
Oppenheimer Flex Strategies A Fund
0 units and 48,795.917 units, respectively	—	1,187,693

The Principal Stable Value Fund is a common collective trust fund which consists of the Union Bond and Trust Company Principal Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, which are then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The net realizable value of the common collective trust’s assets is dependent upon the financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At
May 31, 2014 and 2013, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Principal Stable Value Fund were for the year ended December 31, 2013. The gross crediting interest rates of this fund were 1.50% and 1.91% in 2014 and 2013, respectively.

During the years ended May 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Common collective trust	$14,785	$57,769
Mutual funds	362,387	453,694
Pooled separate accounts	1,890,719	1,250,037
BNC Bancorp Stock	1,950,429	927,661
	$4,218,320	$2,689,161

Note 4 — Fair value of financial investments

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 (Fair Value Measurements and Disclosures) are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used between May 31, 2014 and 2013.

Common Collective Trust

Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled Separate Accounts

These investments are represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the NAV. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily. As such, the pooled separate accounts are classified within Level 2 of the valuation hierarchy.

BNC Bancorp Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of May 31, 2014 and 2013:

	Assets at fair value as of May 31, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds:
Small/mid U.S. equity	$516,158	$—	$—	$516,158
International equity	2,326,621	—	—	2,326,621
Balanced/asset allocation	614,191	—	—	614,191
Fixed income	2,329,333	—	—	2,329,333
Bond fund	241,183	—	—	241,183
Pooled separate accounts:
Large U.S. equity	—	4,475,169	—	4,475,169
Small/mid U.S. equity	—	3,561,838	—	3,561,838
Balanced/asset allocation	—	8,603,107	—	8,603,107
Fixed income	—	216,125	—	216,125
BNC Bancorp Stock	5,601,748	—		5,601,748
Common collective trust	—	3,264,689	—	3,264,689
Total assets at fair value	$11,629,234	$20,120,928	$—	$31,750,162

	Assets at fair value as of May 31, 2013
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds:
Small/mid U.S. equity	$387,452	$—	$—	$387,452
International equity	1,727,923	—	—	1,727,923
Balanced/asset allocation	1,550,836	—	—	1,550,836
Fixed income	2,919,884	—	—	2,919,884
Bond fund	239,022	—	—	239,022
Pooled separate accounts:
Large U.S. equity	—	3,052,816	—	3,052,816
Small/mid U.S. equity	—	2,389,160	—	2,389,160
Balanced/asset allocation	—	2,558,868	—	2,558,868
Fixed income	—	90,764	—	90,764
BNC Bancorp Stock	3,406,289	—		3,406,289
Common collective trust	—	2,439,250	—	2,439,250
Total assets at fair value	$10,231,406	$10,530,858	$—	$20,762,264

Fair value of investments in entities that use NAV

The following table summarizes investments measured at fair value based on NAV per share as of May 31, 2014 and 2013, respectively.

	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
May 31, 2014
Common collective trust:
Principal Stable Value Fund	$3,264,689	N/A	Daily	30 days
Pooled separate accounts	16,856,239	N/A	Daily	30 days

May 31, 2013
Common collective trust:
Principal Stable Value Fund	$2,439,250	N/A	Daily	30 days
Pooled separate accounts	8,091,608	N/A	Daily	30 days

Note 5 — Tax status

On December 1, 2011, the Plan adopted a custom plan sponsored by Principal Financial Group (“Principal”). The Internal Revenue Service (“IRS”) has determined and informed the Plan’s prior prototype with Ascensus (the Plan’s prior third party administrator) by letter dated March 31, 2008, that the prototype document satisfied the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS upon adoption of the custom Principal plan, which has similar requirements to the Ascensus prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax, and therefore, the Plan continues to be tax-exempt.

GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of May 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan Management believes it is no longer subject to income tax examinations for years prior to 2011.

Note 6 — Party in interest transactions

For the years ended May 31, 2014 and 2013, administrative expenses are paid to Principal Life Insurance Company, the administrator, by the Company. Approximately sixteen percent of the Plan’s investments are held in BNC Bancorp Stock, the Bank of North Carolina’s parent company. Principal Trust Company, who is the custodian of the Plan through Principal Financial Group, offers several investment options to participants. Participant loans are available to participants who meet certain Plan requirements. These investments and participant loans are party-in-interest transactions.

Note 7 — Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 8 — Plan merger

The Plan Sponsor acquired Randolph Bank & Trust Company as of October 1, 2013. Effective November 1, 2013, the Randolph Bank 401(k) Plan & Trust Company merged into the Plan. Total assets transferred to the Bank of North Carolina Savings and Profit Sharing Plan and Trust were $4,779,161.

The Plan Sponsor acquired First Trust Bank as of November 30, 2012. Effective April 1, 2013, First Trust Bank 401(k) Plan was merged into the Plan. Total assets transferred to the Plan were $868,348, which consisted solely of participant investments.

Note 9 — Risks and uncertainties

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 10 — Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2014	2013
Net assets available for benefits per financial statements	$32,837,196	$21,468,300
Excess contributions payable	7,698	6,706
Adjustment from fair value to contract value for fully benefit responsive investment contracts	27,922	51,353
Net assets available for benefits per Form 5500	$32,872,816	$21,526,359

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2014	2013
Net increase in net assets available for benefits per the financial statements	$11,368,896	$7,533,881
Increase (decrease) in excess contributions payable	992	(23,935)
Increase (decrease) in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(23,431)	10,280
Transfer of assets to the Plan during the Plan year	(4,779,161)	(868,348)
Net increase in net assets available for benefits per Form 5500	$6,567,296	$6,651,878

Supplemental schedule

BANK OF NORTH CAROLINA
SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 – SCHEDULE H (PART IV, LINE 4i)
I.D. NUMBER: 56-1663154 PLAN NUMBER: 001

May 31, 2014

		(c)
	(b)	Description of Investment	(e)
	Identity of Issuer, Borrower,	Including Maturity Date, Rate of Interest,	Current
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value

	Common collective trust:
*	Principal Stable Value Fund	181,171.846 shares	$3,264,689

	Mutual funds:
	American Century Heritage A Fund	4,032.553 shares	99,281
	Eagle Small Cap Growth R3 Fund	2,457.074 shares	130,102
	Fidelity Advisory Strategic Income T Fund	66,686.192 shares	834,244
	Franklin Income R Fund	245,676.415 shares	614,191
	Heartland Value Plus Fund	3,285.376 shares	118,044
	Heartland Select Value I Fund	4,191.266 shares	168,731
	Oppenheimer International Dividend N Fund	71,781.176 shares	1,066,668
	Oppenheimer Developing Markets N Fund	4,347.059 shares	162,928
	American Funds Small Cap World R3 Fund	22,778.762 shares	1,097,025
	Pimco Real Return R Fund	35,253.583 shares	408,589
	Pimco Total Return R Fund	99,223.722 shares	1,086,500
	Pimco Com Real Return Str F Fund	41,727.126 shares	241,183
	Total mutual funds		6,027,486

	Pooled separate accounts:
*	Principal Lifetime 2010 Separate Account	7,625.536 shares	153,499
*	Principal Lifetime 2020 Separate Account	95,717.223 shares	2,094,152
*	Principal Lifetime 2030 Separate Account	54,363.054 shares	1,202,094
*	Principal Lifetime 2040 Separate Account	24,259.571 shares	548,426
*	Principal Lifetime 2050 Separate Account	12,234.726 shares	269,004
*	Principal Lifetime 2060 Separate Account	432.093 shares	5,323
*	Principal Lifetime Strategic Income Separate Account	2,322.653 shares	43,023
*	Principal Lifetime 2015 Separate Account	79,829.563 shares	1,092,538
*	Principal Lifetime 2025 Separate Account	77,912.614 shares	1,082,173
*	Principal Lifetime 2035 Separate Account	84,123.849 shares	1,188,516
*	Principal Lifetime 2045 Separate Account	59,708.659 shares	851,645
*	Principal Lifetime 2055 Separate Account	5,115.025 shares	72,715
*	Principal Large Cap S&P 500 Index Separate Account	23,478.960 shares	1,939,804
*	Principal Mid Cap S&P 400 Index Separate Account	43,733.464 shares	1,704,845
*	Principal Small Cap S&P 600 Index Separate Account	34,888.459 shares	1,388,466

*	Principal Large Cap Growth 1 Separate Account	76,259.712 shares	1,333,704
*	Principal Real Estate Secs Separate Account	12,168.491 shares	468,527
*	Principal High Yield I Separate Account	10,218.995 shares	216,125
*	Principal Equity Income Separate Account	53,422.150 shares	1,201,660
	Total pooled separate accounts		16,856,239

	Common Stock:
*	BNC Bancorp Stock	330,290.198 shares	5,601,748

*	Participant loans	4.25% - 9.25%	1,122,654

	Total		$32,872,816

An asterisk (*) in column (a) denotes a party-in-interest to the plan.
Column (d), cost of investments, is not applicable as these are participant directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: November 25, 2014	By:	/s/ Richard D. Callicutt II
Richard D. Callicutt II
Plan Administrator

Exhibit List

Exhibit No.	Description
23.1	Consent of Cherry Bekaert LLP